Exhibit 99.1

The following is an excerpt of a statement by Jes Staley, Group Chief Executive Officer, included in the Barclays PLC Results Announcement, released 1 March 2015.

Group Chief Executive Officer – Strategy Update

In addition to our financial results for 2015 released today, I am announcing initiatives to accelerate our strategy and simplify the Group, as we prepare for regulatory ring-fencing requirements.

•	2015 results show our Core business is a strong base on which to build, with Core adjusted earnings per share of 25.7p

•	Simplification of the Group to focus on two core divisions – Barclays UK and Barclays Corporate & International

•	Package of measures to deliver our strategy and manage through remaining legacy headwinds, including:

•	Intention to sell down stake in Barclays Africa Group Limited (BAGL) to a level which permits accounting and regulatory deconsolidation over the next two to three years

•	One-time enlargement of Non-Core, with transfer of approximately £8bn risk weighted assets (RWAs): accelerated run down particularly in 2016, reconfirming guidance of around £20bn RWAs for Non-Core by end of 2017 despite perimeter enlargement

•	Full year 2015 dividend of 6.5p; intention to pay 3.0p dividend for 2016 and 2017

•	New Group financial targets focused on Return on Tangible Equity, Common Equity Tier 1 ratio, and Cost:Income ratio

Barclays - Transatlantic Consumer, Corporate and Investment Bank

At the heart of Barclays strategy is to build on our strength as a transatlantic Consumer, Corporate and Investment bank anchored in the two financial centres of the world, London and New York.

We continue to optimise our geographic footprint as we pursue improved returns, while strengthening our capital ratios still further. Barclays recently announced that the Investment Bank is closing offices in nine countries, and we are now announcing our intention to move to a non-controlling, non-consolidated investment in BAGL over time, subject to regulatory and shareholder approvals if and as required.

The proposed reduction in the stake in BAGL and accelerated rundown of Barclays Non-Core over 2016 and 2017 will result in a dramatically simplified Group, clearly focused on its key operating businesses, which from today will be run in two divisions:

1.	Barclays UK

Barclays UK is a personal and business banking franchise with true scale, built around our customers’ needs with innovation at its core. It comprises our UK retail banking operations, our UK consumer credit cards business, our UK-based wealth offering, and corporate banking for smaller businesses. With around 22 million retail customers, and almost one million business banking clients, we are a pre-eminent UK financial services provider. This division will become our UK ring-fenced bank by 2019. On an indicative basis we estimate that this division would have approximately £70bn of RWAs, £200bn of leverage exposure and a loan to deposit ratio of around 95% as at 31 December 2015.

2.	Barclays Corporate & International

Barclays Corporate & International is a diversified transatlantic business comprising our corporate banking franchise, which is market leading in the UK with strong international growth opportunities, our top-tier investment bank, a strong and growing US and international cards business, our international wealth offering, and leading payments capability through both corporate banking and the Barclaycard merchant acquiring expertise. Barclays Corporate & International has scale in wholesale banking and consumer lending, strength in our key markets, excellent growth potential, and good balance in its revenue streams, delivering further resilience and diversification. On an indicative basis we estimate that this division would have approximately £195bn of RWAs, £575bn of leverage exposure, and a loan to deposit ratio of around 85% as at 31 December 2015.

We expect that both divisions, when separately assessed, would support solid investment grade credit ratings. We will be publishing a restatement document reflecting the new divisional structure ahead of our first quarter results in April.

Their creation as sibling divisions, which will become our ring fenced and non-ring fenced legal entities in due course, simplifies the Group and concentrates Barclays’ competitive advantages in the right places. The simplified structure will allow investors to see much more clearly the opportunity for us to generate sustainable returns and growth in the near future.

Proposed selldown of BAGL

We are today announcing our intention to sell down our 62.3% interest in our African business, BAGL, over the coming two to three years, to a level which will permit us to deconsolidate it from an accounting and regulatory perspective, subject to shareholder and regulatory approvals if and as required.

BAGL is a well-diversified business and a high quality franchise. However the stake in BAGL presents specific challenges to Barclays as owners, such as the level of capital held in respect of BAGL, the international reach of the UK Bank Levy, the GSIB buffer, and MREL/TLAC and other regulatory requirements.

Non-Core rundown

We have more than halved the size of Barclays Non-Core from its starting point in 2013 of £110bn of RWAs to £47bn.

We are leveraging the track record and expertise of our Non-Core management team by making a one-time expansion of the Non-Core perimeter with further businesses we plan to exit over 2016 and 2017, principally those from the Investment Bank recently announced, our Egypt and Zimbabwe businesses (which are not owned by BAGL), our Southern European cards businesses, and our Asian Wealth business. This adds around £8bn of RWAs to Non-Core as at the end of 2015.

Despite the enlargement of the Non-Core perimeter we are still guiding to Non-Core RWAs of £20bn at the end of 2017. As we accelerate the Non-Core rundown we anticipate incurring restructuring costs in Non-Core of close to £400m in 2016 and are guiding to negative income for 2016 broadly in line with the quarterly run rate of around £200m reported in Q4, excluding any incremental Education, Social Housing, and Local Authority (ESHLA) portfolio mark-to-market movements. The Non-Core perimeter enlargement adds approximately £600m to underlying Non-Core costs, but we expect to exit the majority of these in the course of 2016.

Dividends

We have declared a final dividend of 3.5p per share, making 6.5p in total for 2015. However, we intend to pay a dividend of 3.0p for 2016 and 2017. We expect to set appropriate dividends as Core and Group earnings become aligned through Non-Core run down and reduction of legacy headwinds. We will pay dividends semi-annually from 2016 rather than quarterly.

Financial Progress and Targets

We are also simplifying our financial targets for the Group going forward to focus on three key metrics:

•	Return on Tangible Equity (RoTE): As we reduce the Non-Core drag on Group returns, the Group’s RoTE will converge towards the Core RoTE

•	CET1 ratio: Our target will be to run the Group’s CET1 ratio at 100-150 basis points above our regulatory minimum level

• Cost:Income ratio: Our target is to reduce the Group’s Cost:Income ratio to below 60%

Certain Non-IFRS Measures

Barclays PLC (Barclays) management believes that the non-International Financial Reporting Standards (non-IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. As management reviews the adjusting items described below at a Group level, segmental results are presented excluding these items in accordance with IFRS 8; “Operating Segments”. Statutory and adjusted performance is reconciled at a Group level only.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit before tax is the non-IFRS equivalent of profit before tax as it excludes the impact of own credit, impairment of goodwill and other assets relating to businesses being disposed, provisions for UK customer redress, gain on US Lehman acquisition assets, provisions for ongoing investigations and litigation including Foreign Exchange, losses on sale relating to the Spanish, Portuguese and Italian businesses, Education, Social Housing, and Local Authority (ESHLA) revision of valuation methodology, and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 192 our Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (the 2015 20-F) for the Group;

– Adjusted profit after tax represents profit after tax excluding the post-tax impact of own credit, impairment of goodwill and other assets relating to businesses being disposed, provisions for UK customer redress, gain on US Lehman acquisition assets, provisions for ongoing investigations and litigation including Foreign Exchange, loss on sale relating to the Spanish, Portuguese and Italian businesses, Education, Social Housing, and Local Authority (ESHLA) revision of valuation methodology, and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 192 of the 2015 20-F for the Group;

– Adjusted attributable profit represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is attributable profit. A reconciliation to IFRS is provided on page 192 of the 2015 20-F for the Group;

– Adjusted income and adjusted total income net of insurance claims represents total income net of insurance claims adjusted to exclude the impact of own credit, revision of Education, Social Housing, and Local Authority (ESHLA) valuation methodology and gain on US Lehman acquisition assets. A reconciliation to IFRS is presented on page 192 of the 2015 20-F for the Group;

– Adjusted net operating income represents net operating income excluding the impact of own credit; the gain on US Lehman acquisition assets and revision of ESHLA valuation methodology. A reconciliation to IFRS is presented on page 192 of the 2015 20-F for the Group;

– Adjusted total operating expenses represents operating expenses excluding impairment of goodwill and other assets relating to businesses being disposed, provisions for UK customer redress, provisions for ongoing investigations and litigation including Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 192 of the 2015 20-F for the Group;

– Adjusted litigation and conduct represents litigation and conduct excluding the provisions for UK customer redress and the provision for ongoing investigations and litigation including Foreign Exchange. A reconciliation to IFRS is presented on page 192 of the 2015 20-F for the Group;

– Adjusted cost: income ratio represents adjusted operating expenses (defined above) compared to adjusted income (defined above). A reconciliation to IFRS is presented on page 192 of the 2015 20-F for the Group;

– Adjusted compensation: net operating income ratio represents compensation costs: net operating income ratio excluding the impact of own credit; and the revision of ESHLA valuation methodology. A reconciliation is provided on page 192 of the 2015 20-F for the Group;

– Adjusted compensation: operating income ratio represents compensation costs: operating income ratio excluding the impact of credit impairment charges and other provisions; own credit; gain on US Lehman acquisition and revision of ESHLA valuation methodology. A reconciliation is provided on page 192 of the 2015 20-F for the Group;

– Adjusted basic earnings per share represents adjusted attributable profit (page 205 of the 2015 20-F) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue. A reconciliation to IFRS is provided on page 192 of the 2015 20-F for the Group;

– Adjusted return on average shareholders’ equity represents annualised adjusted profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests, the impact of own credit on retained earnings, and other equity instruments. The comparable IFRS measure is return on average shareholders’ equity which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments. A reconciliation to IFRS is provided on page 192 of the 2015 20-F for the Group;

– Adjusted return on average tangible shareholders’ equity represents annualised adjusted profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests, the impact of own credit on retained earnings, and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on average tangible shareholders’ equity which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. A reconciliation to IFRS is provided on page 192 of the 2015 20-F for the Group;

– Barclays Core results are non-IFRS measures because they represent the sum of five Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office. A reconciliation to IFRS is provided on pages 191 and 192 of the 2015 20-F;

– Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the year ended 31 December 2015 for the income statement and the 31 December 2015 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods;

– Net Stable Funding Ratio (NSFR) is calculated according to the definition and methodology detailed in the standard provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised in October 2014 (‘Basel III: The Net Stable Funding Ratio’, October 2014). The metric is a regulatory ratio that is not yet finalised in local regulations and, as such, represents a non-IFRS measure. This definition and the methodology used to calculate this metric is subject to further revisions ahead of the implementation date and our interpretation of this calculation may not be consistent with that of other financial institutions;

– Liquidity Coverage Ratio (LCR) is calculated according to the Commission Delegated Regulation of October 2014 that supplements Regulation (EU) 575/2013 (CRDIV) published by the European Commission in June 2013. The metric is applicable from 01 October 2015 and as such is a binding measure as at 31 December 2015;

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV

transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 150 of the 2015 20-F for a reconciliation of this measure to CRD IV CET1 ratio.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; United Kingdom (UK), United States (US), Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the US Securities and Exchange Commission (SEC) (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2015) which are available on the SEC’s website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2015).